Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146071

PROSPECTUS SUPPLEMENT

(Proposed Holding Company for Profile Bank, FSB)

This prospectus supplement supplements the prospectus of Profile Bancorp, Inc. dated November 9, 2007. This prospectus supplement should be read together with the prospectus.

The subscription offering concluded on December 7, 2007 and we have extended the community offering.

In the subscription offering we received orders totaling approximately 455,606 shares ($4,556,060), which includes 99,960 shares to be purchased by the employee stock ownership plan, assuming that the offering were to close at the minimum of the offering range. In order to complete the offering of our common stock, we must sell at least 1,099,050 shares of common stock, which is the minimum of our offering range. Subject to market conditions, independent appraiser review and regulatory approval, we expect to sell in the aggregate approximately 1,099,050 shares in the subscription and community offering. We may terminate the community offering at any time upon reaching subscriptions at the minimum of the offering range without further notice. We may keep the community offering open until January 21, 2008 unless extended by us with approval from the Office of Thrift Supervision. If we receive approval for an extension, all subscribers will be notified of the extension and its duration and will be given the right to modify or rescind their orders for a set time period. We retain the right to accept or reject in whole or in part any order in the community offering.

We are increasing the number of shares that you may purchase in all categories of the offering.

•	The individual purchase limitation of 10,000 shares has been increased to 30,000 shares.

•

The overall purchase limitation for persons, with associates, or with persons acting in concert, has been increased from 20,000 shares to up to 5% of the common stock sold in the offering (54,952 shares at the minimum of the offering range).

If you previously have submitted an order in the subscription offering at the maximum individual purchase limit or you and your associates were limited by the overall purchase limitation, you may increase your order by submitting an additional stock order form with full payment for the additional shares ordered. If you wish to increase your order, we must receive your completed stock order form, with full payment or direct deposit account withdrawal authorization. We have not set an expiration date for the community offering, and we may terminate the community offering at any time upon reaching the minimum of the offering range. Therefore, interested persons should request offering materials and return stock order forms promptly.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

None of the Securities and Exchange Commission, the Office of Thrift Supervision or any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 11, 2007.